Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated December 10, 2012, except for Note 1 as to which the date is March 28, 2013, with respect to the consolidated statements of operations, changes in member’s equity, and cash flows for the year ended December 31, 2010 and the related financial statement schedule II for the year ended December 31, 2010 of CC Holdings GS V LLC and subsidiaries, the use of our reports dated April 5, 2013 relating to the statements of operations, changes in member’s equity, and cash flows for the year ended December 31, 2010 of Global Signal Acquisitions LLC, Global Signal Acquisitions II LLC, and Pinnacle Towers LLC and its subsidiaries, each of which are included herein and to the reference to us under the heading “Experts” in such Registration Statement.

/s/ KPMG LLP

Pittsburgh, PA

April 17, 2013